UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 27, 2018

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS THE 9M 2018 FINANCIAL RESULTS

Consolidated revenue – 237.0 bln rubles (+6% compared to 9M 2017)

EBITDA1 – 60.6 bln rubles (+3% compared to 9M 2017)

Profit attributable to equity shareholders of Mechel PAO – 11.0 bln rubles

Moscow, Russia – November 27, 2018 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 9M 2018.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“The Group’s nine months 2018 financial result from operating activities demonstrated a small growth year-on-year. The third quarter turned out weaker than the previous one.

“The key factors that impacted the dynamics of our results were the necessary planned repairs at our steelmaking facilities that have been put off in earlier periods due to lack of financing, as well as transport limitations due to railway car shortages. As the markets were favorable, this did not have a major impact on our revenue, but did increase operation costs and as such, brought down EBITDA and profitability.

“Later this year and next year we still have several major repairs ahead of us, necessary for increasing production and further expansion of our product range. In this reporting period, our steelmaking experts mastered and earned certificates for production of rails for speed railways, as well as mastered manufacturing of conductor rails for underground railway systems. We are also working on boosting production of stainless flats, which are much in demand.

“The mining division demonstrated stable levels of coal mining and a growth in iron ore concentrate production at Korshunov Mining Plant. Stripping volumes also demonstrated a marked increase throughout the division. Sales went down due to railcar shortages, coal was partly stored and will be sold in future periods. At the same time, coking coal concentrate sales to third parties demonstrated positive dynamics quarter-on-quarter. The decrease in shipments by third-party railcars was partially compensated by the growth in shipping using our own rolling stock. Later this year and next year we plan to expand our own railcar fleet to reduce our dependency on third-party operators.

“On a separate note, we have reached progress in restructuring our debt by refinancing our 1-billion-dollar pre-export syndicated loan. The unrestructured share of our debt portfolio is down to 9%. We continue working on restructuring the remainder of our loans and expect to complete this process next year.”

Consolidated Results For The 9M2018

Mln rubles	9M’ 18	9M’ 17%		3Q’ 18	2Q’ 18%
Revenue from external customers	237,003	222,797	6%	79,965	82,186	-3%
Operating profit	47,802	46,415	3%	15,161	19,258	-21%
EBITDA	60,646	59,148	3%	19,206	23,004	-17%
EBITDA, margin	26%	27%		24%	28%
Profit attributable to equity shareholders of Mechel PAO	10,997	11,114	-1%	6,304	1,400	350%

Mining Segment

Mechel Mining Management OOO’s Chief Executive Officer Pavel Shtark noted:

“Escalation of the trade conflict between the United States and China, the drop in yuan exchange rate and introduction of limitations against coal imports in Chinese ports led to a correction in international market spot prices for coking coal early in the third quarter to $172 per tonne FOB Australia. Later the Chinese government announced an expansion in investment into the country’s railroad infrastructure, which spiked Chinese steel production to record highs and prompted an increase in coking coal consumption. In India steel production levels have also been high. As a result, increased global demand for coking coal coincided with logistical difficulties with coal shipments from major coal exporting states, and by the quarter’s end, spot prices once again topped $200 per tonne.

“During this period, our facilities continued to implement the program of repairing and upgrading equipment, acquiring new mining machines as well as making up for the lag in preparing reserves for mining. For example, thanks to new equipment and bringing in contractors with their own fleet, stripping volumes at our coal facilities went up in the third quarter by 23% quarter-on-quarter. At Korshunov Mining Plant, stripping went up by 33%, while iron ore concentrate production increased by 17% quarter-on-quarter.

“At the same time, in this reporting period there were difficulties with supplying the division with necessary number of railcars both for transporting run-of-mine coal to washing plants and for shipping ready products to our customers. This hampered our ability to process and sell coal. Some coal remained at our storages and will be sold later when the railcar situation becomes normal.

[1]	EBITDA - Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

“The decrease in coal shipments was partially compensated by the growth of coke and iron ore sales, so the slump in revenue was minor. At the same time, the growth of operation costs as stripping and repair works became more intensive had a negative impact on the EBITDA and margin dynamics.”

Mln rubles	9M’ 18	9M’ 17%		3Q’ 18	2Q’ 18%
Revenue from external customers	73,316	74,685	-2%	24,916	25,676	-3%
Revenue inter-segment	28,460	32,974	-14%	9,415	9,633	-2%
EBITDA	36,582	47,336	-23%	11,691	14,408	-19%
EBITDA, margin	36%	44%		34%	41%

Steel Segment

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“As a result of these nine months, the division demonstrated growing revenue and EBITDA, primarily due to this year’s improvement in the market situation. The third quarter’s results showed negative dynamics compared to the previous quarter. The main reason was the decrease in product sales due to production cuts. Production limitations were due to an increase in current and overhaul repairs aimed at making our equipment operation more reliable and stable. Until this year’s end and next year we plan a series of other major repairs as well as measures aimed at expanding our product range. Chelyabinsk Metallurgical Plant will conduct repairs at its blast furnace #4 and replace its converter #1 and other facilities. More works are scheduled at the plant’s agglomeration equipment, converters, concasters and rolling mills. It should be noted that this includes measures aimed at improving the plant’s safety and ecological friendliness.

“Over these nine months we have increased production of stampings by 60% due to the growth in sales of wagon axles, as the demand from both domestic and CIS rolling-stock manufacturers was high.

“I would also like to note that in the third quarter we have restored rails production volumes at Chelyabinsk Metallurgical Plant’s Universal rolling mill, which have slumped in the first half of the year. In the third quarter, we have shipped a total of 90,500 tonnes of rails which is nearly equal to the amount shipped in the first half of the year. The Universal rolling mill also continued to master production of new types of products. The mill began producing new types of shaped rolls, which are due to receive certificates from Russia’s Federal Railway Transport Register by the end of this year.”

Mln rubles	9M’ 18	9M’ 17%		3Q’ 18	2Q’ 18%
Revenue from external customers	143,842	129,377	11%	49,460	50,144	-1%
Revenue inter-segment	4,211	5,413	-22%	1,256	1,365	-8%
EBITDA	21,960	12,175	80%	7,476	8,280	-10%
EBITDA, margin	15%	9%		15%	16%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Pyotr Pashnin noted:

“The third quarter is traditionally a slow one as the heating season is over. Also, this is the time of active preparation for the new fall-winter season and preventive maintenance works on our generating equipment. As a result, the quarter’s results demonstrated an expected slump quarter-on-quarter. At the same time, nine months 2018 financial results markedly exceeded those of the same period last year, for example, EBITDA grew by 40%, which is primarily due to an increase in selling prices and the drop in operation costs.”

Mln rubles	9M’ 18	9M’ 17%		3Q’ 18	2Q’ 18%
Revenue from external customers	19,845	18,735	6%	5,589	6,365	-12%
Revenue inter-segment	11,173	11,911	-6%	3,552	3,584	-1%
EBITDA	1,380	989	40%	180	463	-61%
EBITDA, margin	4%	3%		2%	5%

***

The management of Mechel will host a conference call today at 6:00 p.m. Moscow time (3:00 p.m. London time, 10:00 a.m. New York time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

Please dial the number below approximately 10 minutes prior to the scheduled time of the call.

Conference Call Phone Numbers:

International: +44 (0) 330 336 9411

US: +1 323-794-2575

Russia: +7 495 646 9190

Conference ID: 2937189

***

Alexey Lukashov

Director of Investor Relations

Mechel PAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the 9M 2018 Earnings Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation and amortisation, Foreign exchange loss (gain), net, Finance costs including fines and penalties on overdue loans and borrowings and finance lease payments, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, Write-off of accounts receivable, Write-off of inventories to net realisable value, Allowance for expected credit losses on financial assets, Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Pension service cost and actuarial loss, other related expenses, Other fines and penalties, Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for the information contained in our interim condensed consolidated statement of profit (loss) and other comprehensive income. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortisation and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculation of Net debt, excluding fines and penalties on overdue amounts**2 is presented below:

Mln rubles	30.09.2018	31.12.2017
Loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	392,831	380,541
Interest payable	7,683	20,420
Non-current loans and borrowings	14,649	17,360
Other non-current financial liabilities	43,344	40,916
Other current financial liabilities	-	734
less Cash and cash equivalents	(2,777)	(2,452)
Net debt, excluding finance lease liabilities, fines and penalties on overdue amounts	455,730	457,519

Current finance lease liabilities	5,818	7,476
Non-current finance lease liabilities	2,631	1,878
Net debt, excluding fines and penalties on overdue amounts	464,179	466,873

EBITDA can be reconciled to our interim condensed consolidated statement of profit (loss) and other comprehensive income as follows:

**[2]	Calculations of Net debt could be differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	9m 2018	9m 2017	9m 2018	9m 2017	9m 2018	9m 2017	9m 2018	9m 2017
Profit (loss) attributable to equity shareholders of Mechel PAO	10,997	11,114	10,385	16,873	618	(3,825)	365	(582)
Add:
Depreciation and amortisation	10,159	11,041	5,702	6,262	4,088	4,446	369	333
Foreign exchange loss (gain), net	18,604	(3,601)	11,467	(3,664)	7,124	64	13	(1)
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments	31,729	36,273	22,707	26,452	9,732	10,683	414	664
Finance income	(20,561)	(493)	(19,090)	(1,403)	(1,808)	(572)	(783)	(44)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable and write-off of inventories to net realisable value, allowance for expected credit losses on financial assets	2,257	807	867	517	651	(15)	739	307
Net result on the disposal of subsidiaries	-	(474)	(3)	(474)	3	-	-	-
Profit attributable to non-controlling interests	933	848	224	386	585	381	124	80
Income tax expense	6,188	2,806	4,545	1,889	435	831	109	85
Pension service cost and actuarial loss, other related expenses	108	96	88	76	18	17	2	3
Other fines and penalties	602	892	(49)	476	620	269	31	147
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	(370)	(161)	(261)	(54)	(106)	(104)	(3)	(3)
EBITDA	60,646	59,148	36,582	47,336	21,960	12,175	1,380	989
EBITDA, margin	26%	27%	36%	44%	15%	9%	4%	3%

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	3q 2018	2q 2018	3q 2018	2q 2018	3q 2018	2q 2018	3q 2018	2q 2018
Profit (loss) attributable to equity shareholders of Mechel PAO	6,304	1,400	9,102	1,013	(1,055)	(370)	(278)	676
Add:
Depreciation and amortisation	3,168	3,514	1,786	1,946	1,262	1,452	120	116
Foreign exchange loss (gain), net	7,024	12,088	3,675	8,289	3,353	3,783	(4)	16
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments	10,284	10,982	6,839	8,167	3,695	3,057	131	123
Finance income	(12,698)	(7,770)	(12,920)	(5,822)	(148)	(1,553)	(12)	(760)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable and write-off of inventories to net realisable value, allowance for expected credit losses on financial assets	721	295	391	111	142	74	188	113
Net result on the disposal of subsidiaries	310	(310)	-	(3)	310	(307)	-	-
Profit attributable to non-controlling interests	346	349	140	56	193	221	13	73
Income tax expense (benefit)	3,723	2,455	2,773	893	(388)	1,686	17	99
Pension service cost and actuarial loss, other related expenses	37	35	29	30	6	5	1	-
Other fines and penalties	293	(1)	114	(255)	173	248	5	7
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	(306)	(33)	(238)	(17)	(67)	(16)	(1)	-
EBITDA	19,206	23,004	11,691	14,408	7,476	8,280	180	463
EBITDA, margin	24%	28%	34%	41%	15%	16%	2%	5%
*** including inter-segment operations

Attachment B

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND OTHER COMPREHENSIVE INCOME for the nine months ended September 30, 2018
(All amounts are in millions of Russian rubles, unless stated otherwise)	Nine months ended September 30,	Nine months ended September 30,
	2018	2017
	(unaudited)	(unaudited)

Revenue	237,003	222,797
Cost of sales	(131,757)	(121,009)
Gross profit	105,246	101,788

Selling and distribution expenses	(41,939)	(40,858)
Loss on write-off of non-current assets	(243)	(152)
Allowance for expected credit losses on financial assets	(806)	(355)
Taxes other than income taxes	(3,685)	(3,671)
Administrative and other operating expenses	(11,708)	(11,181)
Other operating income	937	844
Total selling, distribution and operating income and (expenses), net	(57,444)	(55,373)
Operating profit	47,802	46,415

Finance income	20,561	493
Finance costs including fines and penalties on overdue loans and borrowings and finance lease payments	(31,729)	(36,273)
Foreign exchange (loss) gain, net	(18,604)	3,601
Share of profit of associates, net	38	14
Other income	401	648
Other expenses	(351)	(130)
Total other income and (expense), net	(29,684)	(31,647)
Profit before tax	18,118	14,768

Income tax expense	(6,188)	(2,806)
Profit for the period	11,930	11,962

Attributable to:
Equity shareholders of Mechel PAO	10,997	11,114
Non-controlling interests	933	848

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods, net of income tax:	79	179
Exchange differences on translation of foreign operations	79	179
Other comprehensive (loss) not to be reclassified to profit or loss in subsequent periods, net of income tax:	(5)	-
Re-measurement of defined benefit plans	(5)	-
Other comprehensive income for the period, net of tax	74	179

Total comprehensive income for the period, net of tax	12,004	12,141

Attributable to:
Equity shareholders of Mechel PAO	11,071	11,293
Non-controlling interests	933	848

Earnings per share
Weighted average number of common shares	416,270,745	416,270,745
Basic and diluted profit for the period attributable to common equity shareholders of Mechel PAO (Russian rubles per share)	26.42	26.70

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of September 30, 2018
(All amounts are in millions of Russian rubles)
	September 30, 2018	December 31, 2017
	(unaudited)

Assets
Non-current assets
Property, plant and equipment	194,352	197,875
Mineral licenses	32,338	33,240
Goodwill and other intangible assets	19,247	19,211
Investments in associates	292	283
Deferred tax assets	138	96
Other non-current assets	674	758
Non-current financial assets	200	202
Total non-current assets	247,241	251,665

Current assets
Inventories	40,332	37,990
Income tax receivables	248	107
Trade and other receivables	18,746	18,762
Other current assets	7,706	7,589
Other current financial assets	494	562
Cash and cash equivalents	2,777	2,452
Total current assets	70,303	67,462

Total assets	317,544	319,127

Equity and liabilities
Equity
Common shares	4,163	4,163
Preferred shares	833	833
Additional paid-in capital	24,378	24,378
Accumulated other comprehensive income	1,377	1,303
Accumulated deficit	(275,817)	(283,743)
Equity attributable to equity shareholders of Mechel PAO	(245,066)	(253,066)
Non-controlling interests	9,861	8,933
Total equity	(235,205)	(244,133)

Non-current liabilities
Loans and borrowings	14,649	17,360
Finance lease liabilities	2,631	1,878
Other non-current financial liabilities	43,344	40,916
Other non-current liabilities	124	138
Pension obligations	3,664	3,512
Provisions	3,525	3,814
Deferred tax liabilities	12,949	11,494
Total non-current liabilities	80,886	79,112

Current liabilities
Loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 19,775 million and RUB 41,992 million as of September 30, 2018 and December 31, 2017, respectively	412,606	422,533
Trade and other payables	30,874	33,469
Finance lease liabilities	5,818	7,476
Income tax payable	5,709	4,578
Taxes and similar charges payable other than income tax	6,316	6,696
Advances received	6,363	4,385
Other current financial liabilities	-	734
Other current liabilities	79	69
Pension obligations	980	849
Provisions	3,118	3,359
Total current liabilities	471,863	484,148

Total liabilities	552,749	563,260
Total equity and liabilities	317,544	319,127

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS for the nine months ended September 30, 2018
(All amounts are in millions of Russian rubles)
	Nine months ended September 30,	Nine months ended September 30,
	2018	2017
	(unaudited)	(unaudited)
Cash flows from operating activities
Profit for the period	11,930	11,962
Adjustments to reconcile profit to net cash provided by operating activities
Depreciation of property, plant and equipment	9,079	9,743
Amortisation of mineral licenses and amortisation of intangible assets	1,080	1,298
Foreign exchange loss (gain), net	18,604	(3,601)
Deferred tax expense (benefit)	2,234	(1,562)
Allowance for expected credit losses on financial assets	806	346
Write-off of accounts receivable	18	48
Write-off of inventories to net realisable value	1,107	292
Loss on write-off of non-current assets	243	152
Loss (gain) on disposal of non-current assets	64	(9)
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	(370)	(161)
Pension service cost and actuarial loss, other related expenses	108	96
Finance income	(20,561)	(493)
Finance costs including fines and penalties on overdue loans and borrowings and finance lease payments	31,729	36,273
Income associated with disposal of Bluestone	(3)	(481)
Provisions for legal claims, on taxes other than income tax and other provisions	(110)	(353)
Other	(46)	128

Changes in working capital items
Trade and other receivables	(41)	(708)
Inventories	(4,236)	(2,448)
Trade and other payables	43	(3,680)
Advances received	1,868	(318)
Taxes payable and other liabilities	3,335	3,509
Other current assets	(41)	(1,369)

Income tax paid	(3,062)	(3,202)

Net cash provided by operating activities	53,778	45,462

Cash flows from investing activities
Loans issued and other investments	-	(5)
Proceeds from loans issued and other investments	9	144
Interest received	142	129
Proceeds from royalty and other proceeds associated with disposal of Bluestone	3	481
Proceeds from disposal of subsidiaries, net of cash disposed	-	82
Proceeds from disposals of property, plant and equipment	140	275
Purchases of property, plant and equipment	(3,321)	(4,250)
Purchases of intangible assets	(150)	-
Interest paid, capitalised	(310)	(411)
Net cash used in investing activities	(3,487)	(3,555)

Cash flows from financing activities

Proceeds from loans and borrowings, including proceeds from factoring arrangement of RUB 1,959 million and nil for the nine months ended September 30, 2018 and 2017, respectively	67,228	16,809
Repayment of loans and borrowings, including payments from factoring arrangement of nil and RUB 474 million for the nine months ended September 30, 2018 and 2017, respectively	(83,904)	(28,366)
Repayment of other current financial liabilities	(442)	-
Dividends paid to shareholders of Mechel PAO	(1,386)	(856)
Dividends paid to non-controlling interests	(7)	(118)
Interest paid, including fines and penalties	(25,302)	(24,640)
Repayment of obligations under finance lease	(2,172)	(2,712)
Deferred payments for acquisition of assets	(540)	(272)
Deferred consideration paid for the acquisition of subsidiaries in prior periods	(3,340)	(2,430)
Net cash used in financing activities	(49,865)	(42,585)

Effect of exchange rate changes on cash and cash equivalents	364	(415)
Allowance for expected credit losses on cash and cash equivalents	(32)	-

Net increase (decrease) in cash and cash equivalents	758	(1,093)

Cash and cash equivalents at beginning of period	2,452	1,689
Cash and cash equivalents, net of overdrafts at beginning of period	1,223	1,453
Cash and cash equivalents at end of period	2,777	2,239
Cash and cash equivalents, net of overdrafts at end of period	1,981	360

These interim condensed consolidated financial statements were prepared by Mechel PAO in accordance with IFRS and have not been audited by the independent auditor. If these interim condensed consolidated financial statements are audited in the future, the audit could reveal differences in our consolidated financial results and we cannot assure that any such differences would not be material.

There were certain reclassifications to conform with the current period presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: November 27, 2018